

March 4, 2014

<u>Via E-mail</u>
Mr. Peter de Visser
Chief Financial Officer
Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, British Columbia, V6C 3P1
Canada

     **Re: Pretium Resources Inc.
           Form 40-F for the Year Ended December 31, 2012
           Filed March 19, 2013
           File No. 001-35393**

Dear Mr. de Visser:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/Tia L. Jenkins

                                   Tia L. Jenkins
                                   Senior Assistant Chief Accountant
                                   Office of Beverages, Apparel, and Mining